HOWARD J. KERN, PC

579 ERSKINE DRIVE

PACIFIC PALISADES, CA 90272

(310) 857-6342 (OFFICE)

(310) 882-6545 (FACSIMILE)

kernh@verizon.net

VIA EDGAR

January 11, 2013

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Re:	Heatwurx, Inc.

Registration Statement on Form S-1

Filed November 14, 2012

File No. 333-184948

Dear Ms. Ravitz:

On behalf of our client, Heatwurx, Inc., a Delaware corporation (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form S-1 relating to the issuance by the Company of 1.5 million Units, each Unit consisting of one share of Common Stock and  1/2 Common Stock Purchase Warrant.

This letter also sets forth the Company’s responses to comments from the staff of the Division of Corporation Finance (the “Staff”) contained in the comment letter from the Commission dated December 11, 2012 relating to the Registration Statement, which was filed with the Commission on November 14, 2012.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

Fee Table

1.	We refer to your prospectus cover page and disclosure on page 2 and elsewhere indicating that you are selling units in the offering. Please revise the fee table to reflect these units. Also revise footnote (1) to clarify the paragraph of rule 457 on which you are relying.

We have made the change to the referenced changes. Following discussions with our Underwriter, we also increased the Unit offering price from $5.10 per unit to $5.20 per unit, rasied the presumed price of the common stock to $5.15 and reduced the price of the warrant to $.05. We also have sent in additional monies to the Commission to pay the full registration fees.

Prospectus Cover Page

2.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

• If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

• If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Your comments are noted. We have added disclosure on pages 10, 12, 20, and 21 of Amendment No. 1.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We have not provided anyone with any written communications or research reports. We will supplementally provide you with copies if any are distributed in the future.

4.	We note your disclosure regarding a concurrent resale offering of common stock by selling shareholders for which you have included alternate pages for use in a separate prospectus. Expand the cover page and elsewhere, as appropriate, to disclose how the price of the shares being offered by the selling stockholders differs from the price of the shares you are offering in this underwritten offering.

We have assumed that the initial offering price for the selling stockholder’s common stock will be the same as the $5.15 attributed to the common stock that comprises the Units, but such price will be subject to market conditions. We have revised the disclosure to clarify this in Amendment No. 1.

Prospectus Summary, page 1

5.	Please revise to disclose the price that your founders paid to Mr. Giles in the acquisition transaction. Please also discuss the historical development of the business and the technology during the past three years, including discussion of the “predecessor” entity. Please also revise to explain whether your founders have any present involvement with the business or retain an ownership stake. To the extent that the founders have no association with the business, please revise to explain the circumstances surrounding their disassociation.

We have provided the additional disclosure. Two of the founders, Messrs. Griffin and Eastman have no further involvement with the Company. As the Company grew and added to its employees, their services were no longer necessary and they were replaced by the current officers of the Company. There was no dispute between the Company and founders Griffin and Eastman. However, to clarify the terms of the transaction, the Company and founders Griffin and Eastman entered into a mutual release and settlement agreement.

6.	We note your statement that you are an “Original Equipment Manufacturer of asphalt reservation and repair equipment;” however, your disclosures on pages 4 and 23 indicate that you outsource all of your manufacturing to a single manufacturer. Please revise to clarify the nature of your business operations.

We are an asphalt preservation and repair equipment company. We outsource all of our manufacturing to a single manufacturer. We have provided updated disclosure in Amendment No 1.

Risk Factors, page 3

7.	Please include a risk factor that describes the risk to purchasers in your underwritten offering of the risk that, once your common stock becomes listed on the NYSE MKT exchange, investors will be able to purchase from selling shareholders in the concurrent offering at the market price rather than the fixed, underwritten offering price.

We believe that this risk factor already is covered under the risk factor entitled:

A total of 7,910,000 of our total outstanding shares are being registered for resale. A total of 1,549,695 shares (excluding 640,000 shares of common stock issuable pursuant to vested stock options) are subject to lockup agreements with our Underwriter for a period of 13 months after the date of this prospectus and the balance of 6,360,305 shares may be sold immediately on the NYSE MKT Exchange. The large number of shares eligible for public sale could depress the market price of our common stock and warrants.

However, we added another sentence to amplify the fact that over 6 million shares will be available for resale upon consummation of this offering.

Management’s Discussions and Analysis…, page 18

8.	Please tell us why you use April 16, 2011 as the date of incorporation throughout the filing rather than the actual date of incorporation of March 29, 2011. Also, please reconcile with the presentation in the Statement of Stockholder’s Equity.

Heatwurx, Inc. (fka HeatwurxAQ, Inc.) was incorporated on March 29, 2011 and we commenced operations on that date. However, as there was no financial activity subsequent to the date of incorporation on March 29, 2011 through April 15, 2011, we utilized April 16, 2011 as the date of incorporation for the purpose of the financial statements including in our initial filing (other than the Company’s Statement of Stockholders’ Equity which includes the common stock issued upon the Company’s actual incorporation date of March 29, 2011). We have revised this presentation in Amendment No 1 to include the actual date of incorporation of March 29, 2011 for all statements presented.

Critical Accounting Policies and Estimates, page 19

Stock-Based Compensation, page 19

9.	Please revise to include a discussion of the judgments considered in determining each of the assumptions used in the Black-Scholes option-pricing model in determining the fair value of stock option grants in the 12 months before the proposed offering. In this regard, please specifically discuss how you determined the fair value of your common stock at each stock option issuance date. Please also tell us how you considered any issuances of preferred stock during the period.

We have updated the disclosure in Amendment No 1 to include a discussion of the judgments considered in determining each of the assumptions used in the Black-Scholes option-pricing model in determining the fair value of stock option grants in the 12 months before the proposed offering. In addition, we also added disclosure specific to the determination of the fair value of our common stock during this period.

10.	Please provide a specific discussion of each significant factor contributing to the difference between the estimated fair value of your stock and the offering price of $5.00 allocated to the common stock for each issuance in the 12 months prior to the contemplated IPO.

We have updated our disclosure in Amendment No 1 to include a discussion of the significant factors contributing to the difference between the estimated fair value of our stock and the offering price of $5.15.

Results of Operations, page 20

Revenue, page 20

11.	You state that revenue “decreased” from the nine months ended September 30, 2011 to the nine months ended September 30, 2012. However, it appears that revenue actually increased. Please revise as appropriate. In addition, please clarify if the sales made in the nine months ended September 30, 2012 were prototype units.

We have corrected the disclosure to state that revenue in fact “increased from the nine months ended September 30, 2011 to the nine months ended September 30, 2012.” In addition, we clarified that the sales made during the nine months ended September 30, 2012 were for a combination of prototype and production units.

12.	Please revise to include a discussion of the components of revenue for the year ended December 31, 2011 and 2010 and provide an indication of any changes in composition, volume or price of units sold during those periods. Refer to Item 303(a)(3) of Regulation S-K.

We have updated the disclosure to include a discussion of the components of revenue for the years ended December 31, 2011 and 2010.

Selling, General and Administrative Expenses, page 20

13.	Please revise to quantify each item you list as contributors to the increase in selling general and administrative expenses.

We have revised the disclosure to quantify the items that contributed to the increase in selling, general and administrative expenses.

Business, page 23

14.	Please revise to disclose the steps you must take in order to “fully” commercialize and the timeline for doing so.

We have updated our disclosure to remove “fully” and have added additional discussion with respect to our timeline to commercialize the business.

15.	Please provide us with independent, objective support for your statements here and in your Prospectus Summary that you believe that your equipment, technology and processes are innovative, eco-friendly, and provide savings over other processes. Please also provide independent, objective support for your disclosure on page 27 concerning the effectiveness of your equipment and the quality of your design. In addition, please revise your Business disclosure to describe briefly any disadvantages associated with infrared heating technology and/or your products.

The statements made in this section were replicated from the 2011 nomination form that was submitted to AASHTO by the Utah Department of Transportation which quoted the potential cost savings and other benefits. However, as discussed in response to comment 16 below, we have removed the paragraphs related to the information contained in the UDOT nomination submission.

We have revised our disclosure to include a brief discussion of potential disadvantages of the Heatwurx products.

AASHTO TIG 2012, page 23

16.	Please refer to Rule 436(a) and file as an exhibit the consent of the Utah Department of Transportation for the quotations you include in this section.

We do not believe that the Utah Department of Transportation is an “expert.” The quoted language is from the nomination form submitted by the Utah Department of Transportation to AASHTO that is available to the public on the AASHTO website. That is why the Company did not obtain the consent of the Utah Department of Transportation. However, as we do not have specific consent from the Utah Department of Transportation for the quotations included in the referenced section, we have removed the entire AASHTO TIG discussion in Amendment No 1.

Sources and Availability of Raw Materials, page 26

17.	We note your disclosures on pages 4 and 26 concerning your reliance on a single manufacturer of your equipment. Please revise to identify this sole supplier. Please refer to Regulation S-K, Item 101(h)(4)(vi).

We have provided the information relating to our supplier.

Intellectual Property, page 27

18.	With a view toward clarified disclosure, please tell us why the U.S. Patent Office rejected your first patent application.

We have updated our disclosure to include a brief description of why the U.S. Patent Office rejected our first patent application.

Security Ownership, page 34

19.	We note the disclosures in footnotes 6 and 7 to the table concerning the beneficial holdings of Mr. Yorke and Mr. Kirby. Please refer to Regulation S-K, Item 403(a) and revise the table so that it reflects the beneficial holdings of each beneficial owner rather than including separate disclosure for the holdings of each entity controlled by these individuals.

We have the revised the disclosure and moved Messrs. Yorke and Kirby into the table. We left the information for the individual entities that own more than five percent in the table.

Certain Relationships and Related Transactions, page 36

20.	Please refer to Regulation S-K, Item 404(d), including instruction 1 to Item 404(d), and revise to disclose all applicable related-party transactions, including, without limitation, the asset purchase agreement with Mr. Giles as well as your stock purchase, loan, voting and other agreements with related persons.

We have noted your comment and updated the disclosure.

Underwriting, page 40

21.	We note your disclosure on page 40 that “of the 225,000 units, 200,000 are being sold by the underwriter.” Please tell us whether the selling stockholder owns units or holds any warrants that could be sold directly to the underwriter. To the extent that the selling stockholder does not own units or hold warrants, please tell us the manner in which the underwriters will obtain these units and warrants.

Mr. Giles does not own any units. We have clarified the disclosure to state that Mr. Giles is providing the common stock underlying the units and the warrants. Mr. Giles has entered into an agreement with the Company that provides that 300,000 shares of his common stock shall be reserved and may be purchased by the Company to fulfill its obligation in connection with the overallotment option and the exercise of the underlying shares of common stock. These shares have been locked up with the transfer agent and can only be transferred with the approval of the Company. We have clarified the disclosure.

Financial Statements, page F-1

22.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

We will update the financial statements when required by Rule 8-08 of Regulation S-X.

Statement of Operations, page F-4

23.	Please revise to reconcile net income to income available to common shareholders on the face of the income statement. Refer to SAB Topic 6B.

We have revised our financial statement presentation to include a reconciliation of net loss to net loss attributable to common stockholders on the face of the income statement.

Statement of Stockholder’s Equity, page F-5

24.	Please revise to show for each stock issuance, the date and number of shares of stock issued, the dollar amount assigned to the consideration received for equity, the nature of any noncash consideration and the basis for assigning such amounts to the consideration. Refer to FASB ASC 915-215 for development stage entities.

We have revised our Statement of Stockholder’s Equity to include, for each stock issuance, the date and number of shares of stock issued and the dollar amount assigned to the consideration received for equity. There was no noncash consideration for any of the issuances.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

25.	We see that revenue is recognized when the equipment is shipped and collection is reasonably assured. Please tell us specifically how you apply SAB Topic 13 to your arrangements. In that regard, please revise to disclose when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.

We have revised our disclosure to include a discussion of when we believe persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.

Note 4, Acquisition, page F-11

26.	We reference the statement that you entered into an Asset Purchase Agreement with an individual who is a current stockholder. Please tell us how you considered SAB Topic 5G in your accounting for this transaction.

SAB Topic 5G – Transfers of Nonmonetary Assets by Promoters or Shareholders addresses the accounting treatment for transactions involving the acquisition of nonmonetary assets or services on issuance of capital stock of an enterprise. In particular, SAP topic 5G deals with transfers just prior to or contemporaneous with an initial public offering. The Company’s purchase of the assets from Mr. Giles was an all-cash transaction entered into approximately two years ago. Given that the transaction did not include the issuance of capital stock of the Company, we do not believe that SAB Topic 5G applies.

27.	We see that you allocated the entire purchase price for the Heatwurx transaction to IPR&D. In that regard, we see that you also acquired all trademarks and trade names, domain names, patent applications, customer relationships, etc. Please tell us how you considered allocating the purchase price to these other assets acquired. Refer to FASB ASC 805-20-55.

Although we considered allocating a portion of the purchase price to identifiable intangibles we determined that there were no identifiable intangibles that had any material value. Given that Heatwurx was, and still is in the development stage, we do not believe there is any value yet in the trademarks and trade names. With respect to the patent applications, we had to respond to the USPTO comments and amend the applications. As a result, we do not believe there is any material value to the initial patent applications. With respect to the domain names, there was limited web traffic generated by the domains and we do not believe there is inherent value in the names themselves absent search engine optimization efforts to drive traffic to the sites. Finally, the distribution agreements Mr. Giles was in the process of developing were not finalized at the time of the asset acquisition and therefore we do not believe there was any material value in them at the time of the asset acquisition.

28.	We reference the disclosure that you recognized the estimated fair value of contingent consideration as $0. Please revise to disclose basis for determining the fair value of the contingent consideration and an estimate of the range of outcomes. Refer to FASB 805-30-50-1(c).

We have revised our disclosure to include the basis for determining the fair value of the contingent consideration and an estimate of the range of outcomes.

Selling Stockholders Prospectus Cover Page, page SS-2

29.	Note that Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given the lack of an established market for your securities, please disclose the fixed price you intend to sell the shares listed in this prospectus. We will not object if you disclose that the securities will be sold at the disclosed fixed price until your shares are listed on the NYSE MKT and thereafter at prevailing market prices or privately negotiated prices.

We have clarified the disclosure. The selling stockholders’ shares can only be sold after the Company’s common stock and warrants have been listed on the NYSE MKT.

Selling Stockholder, page SS-3

30.	Given the nature and size of the offering, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Also, in your response, please address specifically whether Messrs. Giles, Yorke and Kirby should not be identified as underwriters. Please also tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. For guidance, refer to Compliance and Disclosure Interpretation 612.09 of Securities Act Rules, available on the Commission’s website.

We reviewed your comments as well as Rule 415(a)(1)(i) and Compliance and Disclosure Interpretation 612.09. The offering is on behalf of the Company and not any of the named investors. The proceeds from any of their sales will go to the selling stockholders and not to the Company. Also, the named sellers have held the majority of their shares for almost two years (April 2013 will be two years) and paid value for the shares based upon negotiated valuations. The only selling stockholder that is associated with a broker-dealer is the Shuster Family Trust dtd 4/4/80. Maxwell Shuster, the trustee, is the principal of Shuster Financial Group, LLC, which is a licensed Life Insurance Broker.

31.	We note that numerous selling shareholders appear in each of the separate tables presented on pages SS-3 through SS-6. Please revise to consolidate the information in the multiple tables into one table that reflects, in a single line for each individual selling shareholder, all of the common shares that holder is offering.

We have revised the selling shareholder tables to consolidate the information as requested.

Sale of Securities and Plan of Distribution, page SS-7

32.	We note your description of the two offerings as “concurrent.” Please revise this section, the prospectus cover page and elsewhere as appropriate to disclose when the selling stockholders will be able to commence the resale of their shares. In this regard, it is unclear whether the selling stockholders will be able to sell pursuant to the selling stockholder registration statement prior to the underwriter’s placement of the units in the firm commitment offering.

The selling stockholders may only sell their shares once the firm commitment offering has completed. We have clarified this disclosure.

Exhibit 23, Consent of Independent Registered Public Accounting Firm

33.	To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountant with your next amendment.

An updated consent has been filed herewith.

If you have any questions or comments concerning these responses, please do not hesitate to call Howard Kern at 310-857-6342 or Allen Dodge at 303-532-1641, ext. 59.

Regards,

/s/ Howard J. Kern

     Howard J. Kern

Cc:	Stephen Garland

Allen Dodge

Joseph McCann

Mary Beth Breslin